UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

End of Special Committee Activities

Rio de Janeiro, November 29, 2018 – Petróleo Brasileiro SA – Petrobras reports that its Board of Directors approved yesterday the end of the Special Committee set up in December 2014 to provide a reporting line for the independent investigations conducted by Trench, Rossi e Watanabe Advogados and Gibson, Dunn & Crutcher LLP. Likewise, it also approved the ending of the investigation activities directed by the Special Committee and carried out by these external law firms under the guidance of the Special Committee.

As announced in a release dated 12/23/2014, the Special Committee, composed of Andreas Pohlmann, Ellen Gracie Northfleet and the Petrobras Governance and Compliance Executive Officer, was set up to act independently, reporting directly to the company Board of Directors, with duties and responsibilities in the planning, conduction and conclusion phases of the investigation conducted by the law firms.

After nearly four years of work, the Special Committee and the law firms had all the conditions necessary to carry out their duties. Since the independent investigation was established, Petrobras has managed to strengthen its internal controls; to progress in relation to corporate governance; as well as to implement additional tools designed for the prevention, detection, internal investigation and remediation of irregularities, thereby improving its integrity program.

In addition, the company has recently entered into agreements aimed to end the investigations conducted by the Department of Justice (“DOJ”) and by the Securities & Exchange Commission (“SEC”) in the United States related to internal controls, accounting records and financial statements of the company, as disclosed in the Material Fact dated 09/27/2018. The US authorities recognized as appropriate the remediation measures adopted by the company, and that the weaknesses detected in internal controls were adequately corrected.

The activities of the Special Committee and the law firms shall be permanently executed by the designated Petrobras’ areas, which, under the leadership of the Governance and Compliance Department, are adequately structured to this end.

Accordingly, there will be no impact on Petrobras’ actions to investigate irregularities, including in relation to Operation Car Wash, which is still ongoing. The company reiterates its commitment to keep effectively collaborating with Brazilian and American public authorities.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer